April 20, 2015

FILED VIA EDGAR

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

RE:  Gardner Lewis Investment Trust (File Nos. 033-53800 and 811-07324)

Dear Ms. Churko:

On behalf of Gardner Lewis Investment Trust (the “Trust”), this letter is being filed with the Commission via EDGAR Correspondence to respond to oral comments provided by you on April 16, 2015, in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of October 31, 2014 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s annual report in italicized text followed by the Trust’s response to each comment.

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1.            In the Notes to Financial Statements of both the Chesapeake Growth Fund (the “Growth Fund”) and the Chesapeake Core Growth Fund (the “Core Growth Fund” and together, with the Growth Fund, the “Funds”), it states: “During the year ended October 31, 2014, the Fund incurred $34,812 in distribution and service fees under the Rule 12b-1 Plan. Under the terms of a Distribution Agreement with the Trust, UFD provides distribution services to the Trust and serves as principal underwriter to the Fund. . . . Effective June 1, 2014, UFD receives annual compensation from the Trust for such services, of which the Fund pays its proportionate share.” Explain if the Ultimus Fund Distributors, LLC (“UFD”) Distribution Agreement fees are paid pursuant to each Fund’s Plan of Distribution Pursuant to Rule 12b-1 (“12b-1 Plan”) and if not, why not.  In addition, identify the Registration Statement in which the new Distribution Agreement with UFD is filed as an Exhibit.

RESPONSE: Yes, the portion of the UFD Distribution Agreement fees applicable to the Core Growth Fund and the Investor Shares of the Growth Fund are paid out of each Fund’s   12b-1 Plan.  The portion of the UFD Distribution Agreement fees applicable to the Institutional Shares of the Growth Fund are paid by the Fund’s investment adviser.  The Trust has not adopted a Rule 12b-1 plan for the Institutional share class of the Growth Fund.  The Trust’s Distribution Agreement with UFD was filed in Post-Effective Amendment No. 29 via EDGAR on September 28, 2012, accession number 0001111830-12-000729.  The change in payment of UFD Distribution Agreement fees from the Adviser to the applicable Fund did not necessitate a change in the Agreement with UFD.

Ultimus Fund Solutions, LLC  |  225 Pictoria Drive, Suite 450  |  Cincinnati, OH 45246  |  513.587.3400  |  fax 513.587.3450
www.ultimusfundsolutions.com

2.             In the Notes to Financial Statements of both the Growth Fund and the Core Growth Fund, it states “The Trust has adopted a distribution plan, pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Rule 12b-1 Plan”), pursuant to which the Fund may incur certain costs for distribution and/or shareholder servicing expenses not to exceed 0.25% per annum of the Fund’s average daily net assets.”  The Prospectus for the Growth Fund, dated March 1, 2015, states that Distribution and/or Service (12b-1) Fees were equal to 0.11% per annum of the Fund’s average daily net assets.  The Prospectus for the Core Growth Fund, dated March 1, 2015, states that Distribution and/or Service (12b-1) Fees were equal to 0.13% per annum of the Fund’s average daily net assets.  Confirm that before increasing the Distribution and/or Service (12b-1) Fees above the amounts stated in each Prospectus, shareholders of the applicable Fund will be notified.

RESPONSE: Instruction 3(b) to Item 3 of Form N-1A states “‘Distribution [and/or Service] (12b-1) Fees’ include all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1.”  Actual Distribution and/or Service (12b-1) Fees incurred by the Investor Shares of the Growth Fund and by the Core Growth Fund pursuant to each Fund’s distribution plan under Rule 12b-1 during the fiscal year ended October 31, 2014 were 0.11% and 0.13% per annum of average daily net assets, respectively.  The Prospectuses for the Core Growth Fund and the Investor Shares of the Growth Fund under the Section titled “Distributor and Distribution of Shares” disclose that the annual limitation for payment of expenses pursuant to each Fund’s 12b-1 Plan is 0.25% of the Fund’s average daily net assets; the Funds do not intend to otherwise notify shareholders.

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The Trust has authorized me to acknowledge to you that:
•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. Please contact the undersigned at (513) 346-4190 if you have any questions.

Sincerely,

/s/ Patricia M. Plavko
Patricia M. Plavko
Assistant Secretary